A.B. KORELIN & ASSOCIATES INC._

108 SE 124th Avenue	Phone: 360-891-7114
Vancouver, Washington 98684	Fax: 360-891-7005

On behalf of Evolving Gold Corporation, we hereby submit Evolving’s initial 20-F Registration Statement. To respond to this filing, please contact me at the numbers listed above or Warren McIntyre, Corporate Secretary and Director of Evolving, by phone at (604) 685-6375 or by fax at (604) 669-2960.

Sincerely,

/s/ Al Korelin

Al Korelin

A.B. Korelin & Associates